China United Insurance Services, Inc.
Building 4F, Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan PRC

December 12, 2011

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China United Insurance Services, Inc. Amendment No.4 to Registration Statement on Form S-1/A Filed December 2, 2011 File: 333-174198

Dear Mr. Reidler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China United Insurance Services, Inc. (the “Company”) dated December 8, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 4 to Registration Statement on Form S-1/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Staff Comment 1.                                Please ensure that your MD&A discussion is updated for interim financial information through the period ended September 30, 2011 everywhere as applicable. For example, your contractual obligations disclosure should disclose total future minimum lease payments under operating leases through the date of the most recent interim balance sheet presented. Please refer to Item 303 of Regulation S-K.

Response: The Company has made the requested disclosure throughout the prospectus.

Business
Products and Services, page 43

Staff Comment 2.                                Please note that unless you are providing historical information regarding fiscal 2010 in comparison with fiscal 2011, you must update your disclosure on pages 43-45 of your document, and elsewhere in your prospectus, for fiscal 2011 or the most recent quarter, as applicable. In addition, if you are using and “as of” date in the prospectus, please update the disclosure to a date no later than the date of the latest financial statements included.

Response: The Company has made the requested disclosure throughout the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
December 12, 2011

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely, /s/ Lo Chung Mei Lo Chung Mei President and Chief Executive Officer

Enclosures
CC:	The Crone Law Group